

February 23, 2012

Via E-mail
Nelson F. Greene, Esq.
Chief Legal Officer and Secretary
Vantiv, Inc.
8500 Governor's Hill Drive
Symmes Township, OH 45249

> **Re: Vantiv, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed February 21, 2012**
> **File No. 333-177875**

Dear Mr. Greene:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 19

Risks Related to Our Company and Our Organizational Structure, page 34

Our substantial indebtedness could adversely affect our ability to . . . ., page 35

1. Please update this risk factor to disclose your proposed debt refinancing, as you do elsewhere in your prospectus.

Executive and Director Compensation, page 115

Annual Cash-Based Incentive Plan Compensation, page 116

2. We note your response to comment 10 in our letter dated February 2, 2012 and your disclosure on page 117 regarding the way in which you calculate the aggregate

Nelson F. Greene
Vantiv, Inc.
February 23, 2012
Page 2

amount available for payout under your annual performance plan. However, it appears that the awards granted under your 2011 plan exceed the overall funding level of your plan, as calculated pursuant to your disclosure on page 117. Please revise or advise. If the compensation committee has discretion to adjust the total funding level of the plan, please disclose this fact. Refer to Item 402(b)(2)(vi) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Alexander D. Lynch, Esq.
        Weil, Gotschal & Manges LLP (via E-mail)